Fidelis Insurance Group Announces Secondary Offering of its Common Shares

PEMBROKE, Bermuda, May 20, 2024 - Fidelis Insurance Holdings Limited (NYSE:FIHL) (“Fidelis Insurance Group” or “FIHL”), a global specialty insurer, announced the launch of an underwritten secondary public offering (the “Offering”) of 9,000,000 common shares by certain of its shareholders (the “Selling Shareholders”). In connection with the Offering, the Selling Shareholders intend to grant the underwriters a 30-day option to purchase up to an additional 1,350,000 common shares of FIHL.

Fidelis Insurance Group is not selling any common shares in the Offering and will not receive any of the proceeds from the sale of the common shares offered by the Selling Shareholders.
Barclays, J.P. Morgan, and Goldman Sachs & Co. LLC are acting as Joint Lead Bookrunning Managers for the Offering. Evercore ISI, Citigroup, BMO Capital Markets, Keefe, Bruyette & Woods, A Stifel Company and UBS Investment Bank are acting as Joint Bookrunning Managers for the Offering. Citizens JMP and Dowling & Partners Securities, LLC are acting as Co-Managers for the Offering.
The Offering will be made only by means of a prospectus. Copies of the preliminary prospectus, may be obtained from: Barclays Capital Inc. c/o Broadridge Financial Solutions, 115 Long Island Avenue Edgewood, NY 11717, by telephone at (888) 603-5847 or by email at Barclaysprospectus@broadridge.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone at (866) 471-2526 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; and Goldman Sachs & Co LLC, Attention: Registration Department, 200 West Street, New York, New York 10282, by telephone at (866) 471-2526 or by email at prospectus-ny@ny.gs.com. A registration statement relating to the Offering has been filed with the U.S. Securities and Exchange Commission, but has not yet become effective. The common shares may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.
This press release does not constitute an offer to sell or the solicitation of an offer to buy the common shares, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state or jurisdiction.
About Fidelis Insurance Group

Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.
We have a highly diversified portfolio focused on three segments: Specialty, Bespoke, and Reinsurance, which we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained in this press release constitute “forward-looking statements,” including with respect to the closing of the Offering, and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1955. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and are subject to known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Fidelis’ actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to rely on forward-looking statements, and, except as required by law, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, Fidelis assumes no obligation and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise.
Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
(441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:

Kekst CNC
Fidelis@kekstcnc.com